EXHIBIT 1.02

ARCH COAL, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Arch Coal, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 and Form SD require disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Form SD are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purposes of Rule 13p-1 and Form SD are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, during the reporting period, the Company owned a subsidiary, ICG ADDCAR Systems, LLC, which manufactured and sold high wall mining systems.  On February 7, 2014, the Company sold ICG ADDCAR Systems, LLC.  Neither the Company nor any of its other consolidated subsidiaries manufactured or contracted to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products in calendar year 2013.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company or any of its consolidated subsidiaries; and (iii) for which the manufacture was completed during calendar year 2013.

The sole product to which this Report relates, which is referred to in this Report as the “Covered Product,” is a high wall mining system manufactured by the Company’s former subsidiary, ICG ADDCAR Systems, LLC.

The Company’s Due Diligence Process

The Company has conducted, and is continuing to conduct, a good faith reasonable country of origin inquiry regarding Conflict Minerals.  This good faith reasonable country of origin inquiry has been reasonably designed to determine whether there are any Conflict Minerals included in the Covered Product, whether any such Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Neither the Company nor any of its consolidated subsidiaries purchases Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the location of origin and the chain of custody of any Conflict Minerals that may be included in the Covered Product.  Moreover, the Company believes that the smelters and refiners of Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of the materials in the Company’s supply chain that may contain Conflict Minerals and that were used in the Covered Product.

The Company has reviewed each component in the Covered Product, and has determined that there are four parts, from three suppliers, in the Covered Product that may contain Conflict Minerals.  The Company has contacted each of the suppliers for these parts, and is in ongoing due diligence discussions with the suppliers to determine the countries of origin and the chain of custody of any Conflict Minerals included in the Covered Product.

After exercising the due diligence described above, as of the date of this filing the Company has been unable to determine whether or not the Covered Product qualifies as “DRC conflict free,” as defined in Form SD.  Accordingly, the Company has reasonably determined that the Covered Product is “DRC conflict undeterminable,” as defined in Form SD.  The Company expects to continue to engage with the suppliers to obtain current, accurate and complete information about the supply chain.